802 Old Dixie Hwy, #2, West Palm Beach, FL 33407 877-564-4796

September 3, 2011

H. Christopher Owings, Assistant Director
U.S. Securities and Exchange Commission
100 F. Street, N. E. Washington, D.C. 20549-8561

Re:	Healthway Shopping Network, Inc. (the “Company”
Registration Statement on Form S-1 (Amendment 3)
File No. 333-166983

Dear Mr. Owings:

We are in receipt of your correspondence dated August 24, 2011, with respect to the above-referenced filing.  For your review, we have filed a copy of an amended registration statement that has been marked to indicate where appropriate changes have been made.

General

1.	Please revise your disclosure throughout the prospectus to provide the information as of the most recent practicable date.

stock ownership should be updated on page 29 as of the most recent practicable date, executive compensation, including the table, should be updated on page 27 for the year ended December 31, 2010, and  the financial summary on page 10 should be updated for the year ended December 31, 2010 and the quarterly period ended June 30, 2011.

We have made these modifications as requested throughout the document.

stock ownership should be updated on page 29 as of the most recent practicable date

		Percentage of Outstanding Common Stock
	Shares Beneficially	Prior to	After Offering
Name and Address of Beneficial Owner	Owned (1)	Offering

Cleveland Gary 802 Old Dixie Hwy #2 West Palm Beach, FL 33418	134,590,000	70.8%	68.1. %

Carolyn Shiver 800 W. Plaquemine St, Church Point, LA 70525	50,000,000	26.3%	25.3%

Officers with Directors as a group (1)	184,590,000	97.1%	93.4%

executive compensation, including the table, should be updated on page 27 for the year ended December 31, 2010

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)

Cleveland Gary, CEO and Director	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Carolyn Shiver, President and Director	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2010	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

the financial summary on page 10 should be updated for the year ended December 31, 2010

Statement of Operations Information:
	Year ended Quarter ending December 31, June 30,
	2010	2011
Revenues	$0	$0
Expenses	$(78,531)	$(79,031)
Profit (Loss) before income taxes	$(78,531)	$(79.031)
Income Taxes	$0	$0
Net loss	$(78,531)	$(79,031)
 Balance Sheet Information:
	December 31,	June 30,
	2010	2011
Total Assets	$0	$0
Total Liabilities	$(78,547)	$(79,047)
Working Capital	$0	$0
Common stock and paid in capital	$14,848	$14848
Total stockholders' equity	$(63,699)	$(64,199)

2.
 Your disclosure indicates that you are a development stage company issuing penny stock and will be unable to implement your business plan without substantial additional funding. In addition, as of and for the period ended June 30, 2011 you have:

 no revenues since January 11, 2008 (inception),   no assets,  no contracts or agreements with customers or suppliers,  conducted little business activity other than raising initial capital and filing this registration statement, and  not yet commenced operations.
However, in the filing you indicate that “[you] should see great revenues” (page 5) and you include sales and product sales projections, including projections of over $64 million in revenues in the first year (pages 7 and 8). Since you do not have appropriate support for these statements, please delete this language.

Based upon the projections the company believes these financial goals are attainable the first year with the adequate funding from the sale of securities of this document once the S1 registration is effective. Your comments does not apply to the financial projections of what we deem can be factual providing adequate funding is achieved. On the bottom of page 7 of this document it clearly states “these figures are only estimates based on obtaining the funds required by this offering.”  The company has made the following amendments to the S-1 registration to better clarify its position on revenue projections in the first year.

S-1 Registration documents amendments found on page 6 of the S-1.
The fact that HWSN cannot predetermine the exact amount of revenues the company will produce in 2011, the revenue projections pursuant to Item 10 of Regulation S-K are as follows based on the Sales Forecast chart below.   Additionally, HWSN has completed a market study of competitors in the same or similar field as HWSN in order to check the accuracy of their projected potential revenue.  The market study is based on figures obtained Organic Trade Association.  HWSN’s projected first year revenue based on the Sales Forecast chart of $64,320,338 is from 5 to 125 times lower than the revenue of the competitors.

The hypothetical assumption of $64,320,338 annual revenue is based on the company being fully funded and which will provide the company the ability to implement the following:

1.	National television coverage of the television channel available to 210,000,000 homes
2.	The television channel airing 24 hours per day, 7 days per week
3.	National advertising campaign to drive viewers to the channel to increase viewership and brand the company

Based on the above conditions and the past experiences of management, hypothetically, 1 % of the 210,000,000 homes will become viewers, which calculates to 2,100,000 viewers.  Of those potential viewers, approximately 5% will buy one unit at a cost of $25 to $60 per unit.  That would be 105,000 units purchased in the first 30 days of fully funded operations.  The Sales Forecast chart below indicates that there will be 97,362 units purchased in the first 30 days of full operations.

The above figure represents achieving full funding.  As stated in this document, if the company is not fully funded, these figures will be less than those indicated in the Sales Forecast chart as the company will not be able to achieve national television and may only be in a few states with a lower population than the 210,000,000 homes.  The sales forecasts will reduce percentage wise with the funding.  For example, if the company is 10% funded, the annual revenue would only be $6,432,338 as the amount of television airtime, coverage areas, and the advertising and branding campaign will be limited to the markets the company can afford to cover with the funds obtained from the funding efforts.

We do not feel it appropriate to say we have no operations as the Milestone Chart clearly shows great advancement in the company and the operations of the company.  The company strategically plans everyday as it prepares for adequate funding to grow the business.

3.
Throughout the filing you give the impression that you currently have operations.  As previously requested, please revise your disclosure to clarify that you are a development stage company with no operations and remove all references in the document can imply you have operations, generate revenues or that you currently sell products.  For example, you make the following statements:

  We have products available online for purchase to the general public at www.healthwayshoppingnetwork.com  which validates we are an active corporation that has commenced business operations. There is a merchant account that process consumer orders as well as a 24 hour order processing department that takes orders. No amendment is appropriate to this comment based upon the previous stated facts. Adequate funding provides marketing applications that will create awareness and consumer purchases of the products that are showcased at www.healthwayshoppingnetwork.com. As we stated earlier, we have accomplished the milestones indicated in our “Milestone Chart” on page 6. The final phases is raising the funds from the s1 being effective to adequately move the company forward.

We have modified the “Milestone Chart” to better reflect that these milestones are completed and awaiting the additional funding needed to obtain inventory and purchase television airtime so the company can begin producing revenue.

The new Milestone Chart is as follows:

Once additional funding is obtained from this offering, for the purchase of inventory and purchase of airtime as well as other operational incidental items being purchased, the company will begin producing more revenue.

Prospectus Summary, page 5

4.  As previously requested, please disclose in the filing the basis for your qualitative and comparative statements in this section and under the Business section. For example, disclose the basis for your assertion that “[c]urrently the fastest growing industry in the United States is the Health industry.” In this regard, disclose whether this information is based upon management’s belief, reports/articles or any other source.  If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.  If you do not have appropriate support for these statements, please delete

HWSN has added the following statement to the S-1 Registration filing to clarify that the sources of these comments.

All qualitative and comparative statements previously disclosed are based on management’s belief and such belief is based on management’s past history and personal knowledge
For example;  Page 5
Currently, it is our belief that one of the fastest growing industries in the United States is the Health industry. The fast growth of the Health industry is very understandable with the babyboomer generation preparing to enter their elderly years. It is additionally our belief, that our population is skewed to elderly. That generation appreciates the luxury of products delivered to their door that we will be able to provide with shipping and internet services.  All qualitative and comparative statements previously disclosed are based on management’s belief and such belief is based on management’s past history and personal knowledge.

Dilution, page 16

5.   It appears the dilution per share in not calculated correctly as you have negative tangible book value before considering the proceeds of the offering.  It appears you started with no positive or negative net tangible book value per share.  Please review and revise your calculation.

If you calculate the net tangible book value per share which would be – 78,547(total loses)/190,100,000(total number of shares outstanding) would yield a negative net tangible of $-0.0004 /share and when rounded to 2 decimals would be “0”.  We have reported (0.0004), which we calculate to be correct.

Corporate Overview, page 19

6. Your website www.healthwayshoppingnetwork.tv is currently not available for your products and your phone number on www.healthwayshoppingnetwork.com is currently not operating. Please update your disclosure to clarify that you are not currently fulfilling any orders or receiving any revenues from your websites.

We have products available online for purchase to the general public at www.healthwayshoppingnetwork.com  which validates we are an active corporation that has commenced business operations. There is a merchant account that process consumer orders as well as a 24 hour order processing department that takes orders. No amendment is appropriate to this comment based upon the previous stated facts.

Management's Discussion and Analysis or Plan of Operations, page 22

7. We note your disclosure that your initial capital goal is $500,000, which would be sufficient for the next 12 months to cover production costs, product inventory, advertising fees, television contracts and software costs. Please disclose your specific business plan for the next 12 months, including a timetable and the costs you expect to incur. Explain in detail how your business plan will change if you do not raise your capital goal of $500,000.

We have already answered this question in a similar format from SEC in February 2011 in an earlier comment.  Hence, please find the answer to this comment in a chart form on page 6, Milestone Chart, which was submitted with the last submittal in February 2011 to SEC.  This chart indicates a need for $500,000 beginning Jan 2011 from our efforts to raise additional capital and what we plan to do with that additional capital.  Additional detail has been added to the Management Discussion and Analysis or Plan of Operations, page 24.

HWSN is an operating company currently and will continue to move forward as an operating company whether the funds in this offering are raised in their entirety or not.  Consumers can purchase products on the website, www.healthwayshoppingnetwork.com and you can watch infomercials of products available for sale on www.healthwayshoppingnetwork.tv.  It is the company’s intention to continue the current operations and increase those operations as increased revenue, investor contributions and loans and investor funding comes available to increase the marketing efforts and the purchase of television airtime and inventory.  Certain current stockholders are prepared to fund the Company's operations for the next twelve months should the Company be unable to secure financing through private placements and/or by obtaining adequate credit facilities from financial institutions.  In addition, the Company's ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by entrance into established markets and the competitive environment in which the Company operates.

Our main objective is to grow revenues from product sales as an ongoing operating company. With adequate funding we will market the company to grow revenues. Marketing strategies to generate revenue: 30/60 TV commercial spots on Broadcast TV and cable channels, radio commercial spots, health expos, internet advertising and print media. The goal for the company is to build its company revenues by becoming a recognizable brand of health products. As an ongoing operating company we are limited to efficiently marketing the company in the manner that will create the brand we are geared to create from management’s experience. We are optimistic going forward due to the industry we are in and management’s experience to grow a successful company.

Related Party Transactions, page 28

8. Please disclose the services provided by Gary Capital Group to the company and the terms of the loans provided by Mr. Gary.  Please also reconcile the amounts of the loans provided by Mr. Gary and shareholders with the amounts reflected in the financial statements.  Also describe the related party loan to the company of $3,100 in April 2010, as reflected in the notes to the financial statements. File any related party agreements as exhibits.

Related Party Transactions

Gary Capital Group, which is owned by Cleveland Gary, an officer/shareholder, provided services to the Company totaling $55,476. This is shown on the statement of income under organization costs. In addition, Mr. Gary loaned the company $2,196 and as of December 31, 2008, $36,000 is shown on the balance sheet as a shareholder loan. Mr. Gary has loaned an additional $8,766 for the year ending December 31, 2009 as an additional Shareholders loan.  Mr. Gary additionally loaned the company $8,784.00 for the year ending December 2010.  These loans are interest free and due on demand by Mr. Gary.  These monies were used for corporate development and organization, website development, television production development, product procurement and development.  These projects within the company are being developed and continued on a daily basis.

A related party, through common interest, loaned the company $3,100 through December 2010.  This loan was used for testing the sales of product through Black Shopping Channel, Inc.

 Legal Matters, page 31

9. Please disclose that the validity of the issuance of the shares of common stock will be passed upon for the company by W. Manly, P.A.  See Item 23 of Schedule A to the Securities Act of 1933.

 Legal Counsel Providing Legal Opinion

 The validity of the issuance of the shares of common stock will be passed upon for the company by W. Manly, P.A.

The legal counsel that passed their opinion on the legality of these securities is:

Wani Marly, P.A.
10 S. W. River Drive
Suite 1712
Miami, FL  33130

 Financial Statements, page 33

1. Please note that financial statements will be considered false and misleading if those financial statements are prepared on the assumption of a going concern but should more appropriately be based on the assumption of liquidation.  Financial statements containing audit reports that contain such going concern language should contain prominent disclosure of the registrant’s viable plans to overcome such difficulties.  We are unclear how your existing represents a viable plan to continue as a going concern for the next 12 months. Please advise or expand management’s plans.

Our main objective is to grow revenues from product sales as an ongoing operating company. With adequate funding we will market the company to grow revenues. Marketing strategies to generate revenue: 30/60 TV commercial spots on Broadcast TV and cable channels, radio commercial spots, health expos, internet advertising and print media. The goal for the company is to build its company revenues by becoming a recognizable brand of health products. As an ongoing operating company we are limited to efficiently marketing the company in the manner that will create the brand we are geared to create from management’s experience. We are optimistic going forward due to the industry we are in and management’s experience to grow a successful company.

This statement can be found on page 24 of the S-1 Registration as amended.

Certain current stockholders are prepared to fund the Company's operations for the next twelve months should the Company be unable to secure financing through private placements and/or by obtaining adequate credit facilities from financial institutions.  In addition, the Company's ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by entrance into established markets and the competitive environment in which the Company operates.

On page 44 of the Amended S-1 in the Financial Statements, the following changes have been made in the notes:
The Company's ability to continue as a going concern is contingent upon its ability to attain profitable operations by securing financing and implementing its business plan.  Certain current stockholders are prepared to fund the Company's operations for the next twelve months should the Company be unable to secure financing through private placements and/or by obtaining adequate credit facilities from financial institutions.  In addition, the Company's ability to continue as a going concern must be considered in light of the problems, expenses and complications frequently encountered by entrance into established markets and the competitive environment in which the Company operates.

2. Please note that an updated accountant’s consent should be provided with your next amendment.

Our accountant’s consent is provided with this submittal

Part II, page 53

12. Please provide the information required by Items 13 and 15 of Form S-1.

 ITEM 13   EXPENSES OF ISSUANCE AND DISTRIBUTION

The following are our expenses related to our initial public offering:

Securities and Exchange Commission Registration Fee	$401.06
Legal Fees	7,611.68
Accounting Fees	10,500.00
Printing and Engraving	0
Blue Sky Qualification Fees and Expenses	0
Transfer Agent Fee	1,500.00
Miscellaneous	1,482.00
TOTAL	$21,494.74
* Estimated

* Estimated

ITEM 15    RECENT SALES OF UNREGISTERED SECURITIES

Below is a chart of all the unregistered shareholders who purchased shares in the last 3 years.  These shareholders were all friends and family of the larger shareholders of the company.

The chart provides detail on the sales price of the security, person purchasing the security, the date and amount of the security.

Exhibit 23.3

13. Please file the updated legal opinion as Exhibit 5 and revise the last paragraph to also include counsel’s consent to be named in the prospectus

The updated legal opinion is attached with the attorney’s consent to be named in the prospectus.

Should you have any questions, please do not hesitate to contact me.

Very truly yours,

Cleveland Gary, Chief
Executive Officer
Healthway Shopping Network, Inc.